SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

21 August, 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 21 August, 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

                                                               Protherics PLC

                                               Notification of Major Interests in Shares

London,  UK; Brentwood,  TN, US: 21 August 2007 - Protherics PLC ("Protherics" or the "Company"),  the international  biopharmaceutical company  focused on critical  care and cancer,  announces  that on 20 August 2007,  in  accordance  with the  Transparency  Obligations
Directive,  a  notification  of interest in the ordinary  share  capital of the Company was received  from AXA  Investment  Managers UK
Limited on behalf of AXA S.A. and its Group companies  ("AXA").  The notification  follows an increase in the Indirect voting rights of
AXA from 10.94% to 11.01% of total voting rights.  Details of their interest are as follows:

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1.  Reason for the notification (please tick the appropriate box or boxes)
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An acquisition of voting rights                                                                                                              X
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An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
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An event changing the breakdown of voting rights
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Other (please specify):
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2. Full name of person(s) subject to the notification obligation:             AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies.
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3. Full name of shareholder(s) (if different from 2.):
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4. Date of the transaction (and date on which the threshold is crossed                                    19 August 2007
or reached if different):
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5. Date on which issuer notified:                                                                         20 August 2007
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6. Threshold(s) that is/are crossed or reached:                                                                11%
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7. Notified details:
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A: Voting rights attached to shares
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Class/type of shares      Situation previous to the             Resulting situation after the triggering transaction
if possible using the     Triggering transaction
ISIN CODE                 ----------------------------------------------------------------------------------------------------------------------------
                          Number of        Number of Voting     Number of shares    Number of voting rights                  % of voting rights
                          Shares           Rights               --------------------------------------------------------------------------------------
                                                                Direct              Direct               Indirect            Direct         Indirect
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 0702920                  37,631,294        37,631,294           345,879             345,879              37,346,514          0.10%          11.01%

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B: Financial Instruments
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Resulting situation after the triggering transaction
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Type of financial instrument    Expiration date      Exercise/ Conversion  Period/ Date   Number of voting rights that may be    % of voting rights
                                                                                          acquired if the instrument is
                                                                                          exercised/ converted.
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Total (A+B)
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Number of voting rights                                                    % of voting rights
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                37,692,393                                                            11.11%
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8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

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                  Name of Company/Fund                                           Number of Shares       % of issued share capital
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AXA UK Investment Co ICVC                                                               1,121,588                         0.33061
UK Smaller Companies Fund
                             Indirect
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Sun Life Pensions Management Ltd                                                           16,250                         0.00479
                              Direct
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Sun Life Unit Assurance Ltd                                                                53,913                         0.01589
FTSE All Share Tracker
                              Direct
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Sun Life Pensions Management                                                              275,716                         0.08127
FTSE All Share Tracker
                              Direct
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AXA Framlington                                                                           727,476                         0.21444
SEI UK Equity
                             Indirect
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AXA Framlington                                                                         1,879,667                         0.55408
Throgmorton Trust
                             Indirect
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AXA Framlington                                                                        15,013,453                         4.42557
UK Select Ops
                             Indirect
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AXA Framlington                                                                        13,753,131                         4.05406
Equity Income
                             Indirect
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AXA Framlington                                                                         1,692,599                         0.49893
Managed Balanced
                             Indirect
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AXA Framlington                                                                         1,379,667                         0.40669
UK Smaller Companies
                             Indirect
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AXA Framlington                                                                           394,259                         0.11622
BAE Systems Pensions Fund CIF Trustees
                             Indirect
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AXA Framlington                                                                           176,049                         0.05189
BAE Systems 2000 Pensions Fund
                             Indirect
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Framlington onshore private clients                                                     1,152,375                         0.33969
                             Indirect
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Framlington onshore private clients                                                        56,250                         0.01658
                             Indirect
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                                                       Total Direct                       345,879                          0.10196
                                                     Total Indirect                    37,346,514                         11.00876
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                                                              TOTAL                    37,692,393                         11.11071
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Proxy Voting:
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9. Name of the proxy holder:-
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10. Number of voting rights proxy holder will cease to hold:
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11. Date on which proxy holder will cease to hold voting rights:
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12. Additional information:
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                                                               | Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs                                                                      +44 (0) 7919  480510
Julie Vickers, Company Secretary                                                                                 +44 (0)1928 518010

Financial Dynamics - press enquiries
London: Ben Atwell, Anna Keeble                                                                                  +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                                                                          +1 212 850 5600

Or visit  www.protherics.com

END